UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
February 18, 2011
Commission File Number 001-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-159335, 333-159335-01 AND 333-159335-02) OF TOTAL S.A., TOTAL CAPITAL AND TOTAL CAPITAL CANADA LTD. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TOTAL S.A. is providing on this Form 6-K its results for the fourth quarter and year ended December 31, 2010, and a description of certain recent developments relating to its business, as well as a capitalization table as of December 31, 2010, and a ratio of earnings to fixed charges for each of the five years ended December 31, 2010, 2009, 2008, 2007 and 2006, together with the computation of the ratio of earnings to fixed charges.

SIGNATURES
Exhibit Index
EX-99.1: Results for the Fourth Quarter and Year Ended December 31, 2010
EX-99.2: Recent Developments
EX-99.3: Ratio of Earnings to Fixed Charges and Capitalization and Indebtedness
EX-99.4: Computation of Ratio of Earnings to Fixed Charges

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: February 18, 2011	By:	/s/ JEROME SCHMITT
		Name:	Jérôme SCHMITT
		Title:	Treasurer

Exhibit Index

Exhibit 99.1	Results for the Fourth Quarter and Year Ended December 31, 2010

Exhibit 99.2	Recent Developments

Exhibit 99.3	Ratio of Earnings to Fixed Charges and Capitalization and Indebtedness

Exhibit 99.4	Computation of Ratio of Earnings to Fixed Charges

Exhibit 99.1
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the fourth quarter and year ended December 31, 2010, has been derived from TOTAL’s unaudited consolidated financial statements for the fourth quarter and year ended December 31, 2010.
The following discussion should be read in conjunction with the unaudited consolidated financial statements for the fourth quarter and year ended December 31, 2010, provided elsewhere in this Form 6-K, the unaudited interim consolidated financial statements and related notes for the third quarter and nine months ended September 30, 2010, contained in TOTAL’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2010, and the information, including the audited financial statements and related notes, for the year ended December 31, 2009, contained in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 1, 2010.
●	Key figures and consolidated accounts of TOTAL*

			4Q10				2010
			vs	in millions of euros			vs
4Q10	3Q10	4Q09	4Q09	except earnings per share and number of shares	2010	2009	2009

40,157	40,180	36,228	+11%	Sales	159,269	131,327	+21%
				Adjusted net operating income from business segments

2,300	2,123	1,948	+18%	• Upstream	8,597	6,382	+35%
266	264	51	x5	• Downstream	1,168	953	+23%
170	256	72	x2	• Chemicals	857	272	x3

0.90	1.26	0.92	-2%	Fully-diluted earnings per share (euros)	4.71	3.78	+25%

2,247.9	2,244.9	2,241.4	—	Fully-diluted weighted-average shares (millions)	2,244.5	2,237.3	—

2,030	2,827	2,065	-2%	Net income (Group share)	10,571	8,447	+25%

5,026	4,092	3,524	+43%	Investments**	16,273	13,349	+22%

4,424	4,005	3,419	+29%	Investments including net investments in equity affiliates and non-consolidated companies**	15,445	13,003	+19%

1,344	1,074	944	+42%	Divestments	4,316	3,081	+40%

3,387	4,904	1,889	+79%	Cash flow from operations	18,493	12,360	+50%

*	Adjusted net operating income is defined as income using replacement cost, adjusted for special items affecting operating income and, through June 30, 2010, excluding TOTAL’s equity share of adjustments related to Sanofi-Aventis. See “Analysis of business segment results” below for further details.

**	Including acquisitions.
●	Fourth quarter 2010 results
  > Sales
In the fourth quarter 2010, the Brent price averaged 86.5 $/b, an increase of 16% compared to the fourth quarter 2009 and 12% compared to the third quarter 2010. The European refining margin indicator (ERMI) averaged 32.3 $/t compared to 11.7 $/t in the fourth quarter 2009 and 16.4 $/t in the third quarter 2010.
The euro-dollar exchange rate averaged 1.36 $/€ in the fourth quarter 2010 compared to 1.48 $/€ in the fourth quarter 2009 and 1.29 $/€ in the third quarter 2010.

In this environment, sales were €40,157 million in the fourth quarter 2010, an increase of 11% compared to €36,228 million in the fourth quarter 2009.
  > Net income
Reported net income (Group share) in the fourth quarter 2010 decreased by 2% to €2,030 million from €2,065 million in the fourth quarter 2009, mainly due to the positive impact of the Group’s performance in the fourth quarter 2010 being offset by the impact of special items (described hereafter). The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of €283 million in the fourth quarter 2010 and a positive impact of €296 million in the fourth quarter 2009. Special items had a negative impact on net income (Group share) of €809 million in the fourth quarter 2010, comprised essentially of impairments on European refining assets (-€913 million), partially offset by gains on asset sales (€352 million). In the fourth quarter 2009, special items had a negative impact on net income of €264 million. Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi-Aventis as an equity affiliate, but treats such interest as a financial asset available for sale in the line “Other investments” of the balance sheet. In the fourth quarter 2009, special items included the Group’s equity share of adjustment items related to Sanofi-Aventis that had a negative impact on net income of €48 million.
Fully-diluted earnings per share, based on 2,247.9 million fully-diluted weighted-average shares, was €0.90 in the fourth quarter 2010 compared to €0.92 in the fourth quarter 2009, a decrease of 2%.
  > Investments — divestments1
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were €3.5 billion in the fourth quarter 2010 compared to €3.3 billion in the fourth quarter 2009.
Acquisitions were €970 million in the fourth quarter 2010, including essentially the acquisition of a 20% share in the GLNG project in Australia. The transaction to increase the interest in GLNG from 20% to 27.5% will be finalized in 2011.
Asset sales in the fourth quarter 2010 were €742 million, comprised essentially of the sale of the company’s 5% share in Block 31 in Angola.
Net investments2 were €3.7 billion in the fourth quarter 2010 compared to €2.6 billion in the fourth quarter 2009.
  > Cash flow
Cash flow from operations was €3,387 million in the fourth quarter 2010 compared to €1,889 million in the fourth quarter 2009. The increase is essentially due to the increase in net income before the fourth quarter 2010 impairment charges on European refining assets.
The Group’s net cash flow3 was negative €295 million in the fourth quarter 2010 compared to negative €691 million in the fourth quarter 2009.

[1]	Detail shown on page 14 of this exhibit.

[2]	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[3]	Net cash flow = cash flow from operations + divestments – gross investments.

●	Results for the full year 2010
  > Sales
Compared to the full year 2009, the 2010 oil market environment was marked by a 29% increase in the average Brent price to 79.5 $/b while the average realized price of gas was stable. The ERMI increased to 27.4 $/t in 2010 from 17.8 $/t in 2009.
The euro-dollar exchange rate was 1.33 $/€ compared to 1.39 $/€ on average in 2009.
In this environment, sales in 2010 were €159,269 million, an increase of 21% compared to €131,327 million for 2009.
  > Net income
Reported net income (Group share) in 2010 increased by 25% to €10,571 million from €8,447 million in 2009, mainly due to the increase in hydrocarbon prices and production as well as a rebound in the Chemicals segment. The after-tax inventory effect had a positive impact on net income (Group share) of €748 million in 2010 and a positive impact of €1,533 million in 2009, in each case due to the increase in oil prices. Special items had a negative impact on net income (Group share) of €384 million in 2010, comprised essentially of asset impairments that had a negative impact of €1,224 million and gains on asset sales that had a positive impact of €1,046 million. Special items had a negative impact of €570 million in 2009. Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi-Aventis as an equity affiliate, but treats such interest as a financial asset available for sale in the line “Other investments” of the balance sheet. The Group’s share of adjustment items related to Sanofi-Aventis had a negative impact on net income (Group share) of €81 million in 2010 and a negative impact of €300 million for the full year 2009.
On December 31, 2010, there were 2,249.3 million fully-diluted shares compared to 2,243.7 million fully-diluted shares on December 31, 2009.
Fully-diluted earnings per share, based on 2,244.5 million weighted-average shares, was €4.71 in 2010 compared to €3.78 in 2009, an increase of 25%.
  > Investments — divestments4
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were €11.9 billion in 2010, compared to €12.3 billion in 2009.
Acquisitions were €3.5 billion in 2010, comprised essentially of the acquisition of assets in the Barnett Shale in the United States, UTS in Canada, a 20% interest in the GLNG project in Australia and an increased stake in the Laggan Tormore blocks in the UK.
Asset sales in 2010 were €3.5 billion, comprised essentially of the sale of Sanofi-Aventis shares, the Valhall and Hod fields in Norway, the 5% interest in Block 31 in Angola, and the Mapa Spontex unit in the Chemicals segment.
Net investments5 increased by 16% to €12.0 billion from €10.3 billion in 2009.
  > Cash flow
Cash flow from operations was €18,493 million, an increase of 50% compared to 2009, essentially due to the increase in net income and the more favorable change in working capital than in 2009. Cash flow from operating activities was affected by the effect of changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

[4]	Detail shown on page 14 of this exhibit.

[5]	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

The Group’s net cash flow6 was €6,536 million compared to €2,092 million in 2009.
The net-debt-to-equity ratio was 22.2% on December 31, 2010, compared to 18.2% on September 30, 2010 and 26.6% on December 31, 2009.7
●	Analysis of business segment results
The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.
In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO and the replacement cost.
Until July 1, 2010, the Group also adjusted for its equity share of adjustment items related to Sanofi-Aventis. As of July 1, 2010, Sanofi-Aventis is no longer accounted for as an equity affiliate (but is instead treated as a financial asset available for sale in the line “Other investments” of the balance sheet).
The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 25 to 31 of this exhibit.
In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

[6]	Net cash flow = cash flow from operations + divestments – gross investments.

[7]	Detail shown on page 14 of this exhibit.

Upstream
  > Environment — liquids and gas price realizations*

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09		2010	2009	2009

86.5	76.9	74.5	+16%	Brent ($/b)	79.5	61.7	+29%

83.7	72.8	70.6	+19%	Average liquids price ($/b)	76.3	58.1	+31%
5.62	5.13	5.07	+11%	Average gas price ($/Mbtu)	5.15	5.17	—

61.9	54.9	54.4	+14%	Average hydrocarbons price ($/boe)	56.7	47.1	+20%

*	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.
  > Production

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09	Hydrocarbon production	2010	2009	2009

2,387	2,340	2,377	—	Combined production (kboe/d)	2,378	2,281	+4%

1,337	1,325	1,404	-5%	• Liquids (kb/d)	1,340	1,381	-3%
5,692	5,529	5,320	+7%	• Gas (Mcf/d)	5,648	4,923	+15%

In the fourth quarter 2010, hydrocarbon production was 2,387 thousand barrels of oil equivalent per day (kboe/d), an increase of 0.4% compared to the fourth quarter 2009, essentially as a result of:
•	production ramp-ups on new projects more than offsetting the normal decline;

•	+1% for lower OPEC reductions and an improvement in gas demand;

•	+0.5% for improved security conditions in Nigeria;

•	+0.5% for changes in the portfolio; and

•	-2% for the price effect[8].
In 2010, hydrocarbon production was 2,378 kboe/d, an increase of 4.3% compared to 2009, essentially as a result of:
•	+3% for production ramp-ups on new projects, net of the normal decline, and a lower level of turnarounds;

•	+1.5% for lower OPEC reductions and an increase in gas demand;

•	+1% for improved security conditions in Nigeria;

•	+2% for changes in the portfolio; and

•	-3% for the price effect.

[8]	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.

  > Reserves

Year-end reserves	2010	2009	%

Hydrocarbon reserves (Mboe)	10,695	10,483	+2%

• Liquids (Mb)	5,987	5,689	+5%
• Gas (Bcf)	25,788	26,318	-2%

Proved reserves based on SEC rules (based on Brent at 79.02 $/b) were 10,695 Mboe at December 31, 2010. Based on the 2010 average rate of production, the reserve life is more than 12 years.
  > Results

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09	in millions of euros	2010	2009	2009

5,002	4,410	4,880	+3%	Non-Group sales	18,527	16,072	+15%

4,507	4,175	3,887	+16%	Operating income	17,450	12,858	+36%

188	15	21	x9	Adjustments affecting operating income	203	21	x10

4,695	4,190	3,908	+20%	Adjusted operating income*	17,653	12,879	+37%

2,300	2,123	1,948	+18%	Adjusted net operating income*	8,597	6,382	+35%
313	335	293	+7%	• includes income from equity affiliates	1,254	886	+42%

3,942	3,400	2,429	+62%	Investments	13,208	9,855	+34%

771	1,035	77	x10	Divestments	2,067	398	x5

3,908	2,831	2,825	+38%	Cash flow from operating activities	15,573	10,200	+53%

*	Detail of adjustment items shown in the business segment information starting on page 25 of this exhibit.
Adjusted net operating income from the Upstream segment was €2,300 million in the fourth quarter 2010 compared to €1,948 million in the fourth quarter 2009, an increase of 18%, reflecting essentially the impact of higher hydrocarbon prices compared to the fourth quarter 2009.
Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a negative impact on Upstream adjusted net operating income of €97 million in the fourth quarter 2010 and a positive impact of €94 million in the fourth quarter 2009.
The effective tax rate for the Upstream segment was 59% compared to 58% in the fourth quarter 2009.
For the full year 2010, adjusted net operating income from the Upstream segment was €8,597 million compared to €6,382 million in 2009, an increase of 35%, reflecting essentially the impact of production growth and higher hydrocarbon prices.
Technical costs for consolidated subsidiaries, in accordance with ASC 9329, were 16.6 $/boe in 2010, compared to 15.4 $/boe in 2009.
The return on average capital employed (ROACE10) for the Upstream segment was 21% in 2010 compared to 18% in 2009.

[9]	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas.

[10]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 15 of this exhibit.

Downstream
  > Refinery throughput and utilization rates*

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09		2010	2009	2009

1,832	2,068	2,055	-11%	Total refinery throughput (kb/d)	2,009	2,151	-7%

550	773	701	-22%	• France	697	836	-17%
1,039	1,038	1,104	-6%	• Rest of Europe	1,059	1,065	-1%
243	257	250	-3%	• Rest of world	253	250	+1%

				Utilization rates
66%	74%	75%		• Based on crude only	73%	78%
71%	80%	79%		• Based on crude and other feedstock	77%	83%

*	Includes share of CEPSA.
In the fourth quarter 2010, refinery throughput decreased by 11% compared to the fourth quarter 2009, mainly due to strikes that affected all French refineries in the fourth quarter 2010 as well as the shut-down of a distillation unit at the Lindsey refinery in the UK following an incident in June 2010.
For the full year 2010, refinery throughput decreased by 7% compared to 2009, reflecting essentially the shutdown of the Dunkirk refinery and a distillation unit at the Normandy refinery as well as impacts from strikes in France.
  > Results

			4Q10				2010
			vs	in millions of euros			vs
4Q10	3Q10	4Q09	4Q09	(except the ERMI refining margin indicator)	2010	2009	2009

32.3	16.4	11.7	x3	European refining margin indicator — ERMI ($/t)	27.4	17.8	+54%

30,940	31,307	27,423	+13%	Non-Group sales	123,245	100,518	+23%

(509)	166	39	n/a	Operating income	982	2,237	-56%

783	71	(28)	n/a	Adjustments affecting operating income	269	(1,211)	n/a

274	237	11	x25	Adjusted operating income*	1,251	1,026	+22%

266	264	51	x5	Adjusted net operating income*	1,168	953	+23%
61	60	19	x3	• includes income from equity affiliates	179	155	+15%

757	568	844	-10%	Investments	2,343	2,771	-15%

433	28	48	x9	Divestments	499	133	x4

(955)	900	(1,400)	n/a	Cash flow from operating activities	1,441	1,164	+24%

*	Detail of adjustment items shown in the business segment information starting on page 25 of this exhibit.
The European refinery margin indicator (ERMI) averaged 32.3 $/t in the fourth quarter 2010, representing a nearly three-fold increase compared to the fourth quarter 2009. For the full year 2010, the ERMI was 27.4 $/t, an increase of 54% compared to 2009.
Adjusted net operating income from the Downstream segment was €266 million in the fourth quarter 2010, compared to €51 million in the fourth quarter 2009. This result represents close to a 5-fold increase over the fourth quarter 2009, and is mainly due to the rebound in fourth quarter 2010 refining margins versus the very low levels of margins in the fourth quarter 2009. However, the Group did not fully benefit from the improved environment due to significantly lower throughput as compared to the fourth quarter 2009 in the French refineries and the Lindsey refinery in the UK. The impact of the strikes on adjusted net operating income was determined to be close to €75 million.
Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Downstream adjusted net operating income of €197 million in the fourth quarter 2010 and a negative impact of €259 million in the fourth quarter 2009. The exclusion of special items had a positive impact on Downstream adjusted net operating income of €847 million in the fourth quarter 2010, reflecting mainly impairments on European refining assets, as further detailed below, and a positive impact of €276 million in the fourth quarter 2009, primarily relating to asset impairments.
For the full year 2010, adjusted net operating income for the Downstream segment €1,168 million compared to €953 million in 2009. The increase is essentially due to the positive impact of the refining margin improvement, which was partially offset by lower throughput and reliability of the Group’s refineries in 2010 and less favorable conditions for supply optimization.
The persistence of an unfavorable economic environment for refining, affecting Europe in particular, led the Group to recognize an impairment in the Downstream segment, essentially on French and UK refining assets, in the fourth quarter 2010 in the amount of €1,192 million in operating income and €913 million in net operating income. These elements have been treated as adjustment items.
The ROACE for the Downstream segment was 8% in 2010 compared to 7% in 2009.
Chemicals

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09	in millions of euros	2010	2009	2009

4,218	4,460	3,932	+7%	Non-Group sales	17,490	14,726	+19%
2,579	2,748	2,389	+8%	• Base chemicals	10,653	8,655	+23%
1,639	1,710	1,543	+6%	• Specialties	6,824	6,071	+12%

196	268	97	x2	Operating income	964	553	+74%

(63)	33	(31)	x2	Adjustments affecting operating income	(71)	(304)	+77%

133	301	66	x2	Adjusted operating income*	893	249	x3.5

170	256	72	x2	Adjusted net operating income*	857	272	x3
67	133	(16)	n/a	• Base chemicals	393	16	x25
109	125	93	+17%	• Specialties	475	279	+70%

292	111	225	+30%	Investments	641	631	+2%

23	(10)	20	+15%	Divestments	347	47	x7

332	215	324	+2%	Cash flow from operating activities	934	1,082	-14%

*	Detail of adjustment items shown in the business segment information starting on page 25 of this exhibit.
The environment for Base chemicals was weaker in the fourth quarter 2010 than in the third quarter 2010, affected by a decrease in petrochemical margins, particularly in Europe; however, globally the environment remained more favorable than in the fourth quarter 2009.
For the full year 2010, the Chemicals segment benefited from a strong rebound in demand and Base chemicals margins as well as an increase in demand in the Specialties chemicals markets.

Sales, excluding intra-Group sales, for the Chemicals segment were €4,218 million in the fourth quarter 2010, an increase of 7% compared to the fourth quarter 2009.
The adjusted net operating income for the Chemicals segment was €170 million in the fourth quarter 2010, representing more than a two-fold increase over the fourth quarter 2009.
Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on the Chemicals segment’s adjusted net operating income of €93 million in the fourth quarter 2010 and a negative impact of €38 million in the fourth quarter 2009. The exclusion of special items had a positive impact on the Chemicals segment’s adjusted net operating income of €65 million in the fourth quarter 2010 and a negative impact of €11 million in the fourth quarter 2009.
For the full year 2010, Chemicals segment sales, excluding intra-Group sales, were €17,490 million, an increase of 19% compared to 2009.
The adjusted net operating income for the Chemicals segment in 2010 was €857 million compared to €272 million in 2009. The adjusted net operating income for Base chemicals increased by €377 million from 2009 to 2010, due to an improved environment and the ramp up of new production units in Qatar. In 2010, Specialties benefited from strong operational performance and good positioning in growth markets.
The ROACE for the Chemicals segment was 12% in 2010 compared to 4% in 2009.
● Total S.A., parent company accounts and proposed dividend
Net income for Total S.A., the parent company, was €5,840 million in 2010 compared to €5,634 million in 2009. After closing the accounts, the Board of Directors decided to propose at the May 13, 2011, Annual Shareholders Meeting a dividend of €2.28 per share for 2010, stable compared to the previous year.
Taking into account the interim dividend of €1.14 per share paid on November 17, 2010, the remaining €1.14 per share would be paid on May 26, 201111.
● Summary and outlook
TOTAL plans to continue in 2011 to consolidate the drivers for future growth, while reaffirming the priority of the safety and acceptability of its operations.
The 2011 investment budget is $20 billion (€15.4 billion), and 80% will be dedicated to the Upstream segment. In addition, TOTAL intends to continue to pursue targeted acquisitions and divestments of non-core assets.
The Group also confirms its commitment to research and development by raising its 2011 budget to close to $1 billion (€0.75 billion).
In the Upstream segment, TOTAL will start production from a new wave of major projects beginning in mid-2011, in particular with the start-up of Pazflor in Angola expected in the fourth quarter. The Group will continue to study numerous projects, notably in Russia, Australia, Canada and China; the expectation is to launch these projects over the next two years, which will contribute to increasing the visibility on medium-term growth. With an exploration budget raised to $2.1 billion (€1.6 billion) for 2011, the Group is implementing a bolder and more diversified approach that targets larger discoveries.
In the Downstream and Chemicals segments, TOTAL will continue to pursue measures to improve its competitiveness by adapting its European portfolio, by starting up new units at the Port Arthur refinery in the United States and by increasing its presence in growth markets.

[11]	The ex-dividend date for the remainder of the 2010 dividend would be May 23, 2011; for the ADR (NYSE: TOT) the ex-dividend date would be May 18, 2011.

Since the beginning of the first quarter 2011, the price of Brent has traded between 90 and 100 $/b, a significant increase over the fourth quarter 2010 average. The European refining environment remains difficult with weaker margins compared to the fourth quarter 2010.
Forward-looking statements
This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.
Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.
You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:
•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•	the ability to obtain governmental or regulatory approvals;

•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2009.

Operating information by segment
Fourth quarter and full year 2010
● Upstream

			4Q10				2010
			vs	Combined liquids and gas			vs
4Q10	3Q10	4Q09	4Q09	production by region (kboe/d)	2010	2009	2009

573	521	627	-9%	Europe	580	613	-5%
764	765	780	-2%	Africa	756	749	+1%
540	534	493	+10%	Middle East	527	438	+20%
68	65	41	+66%	North America	65	24	x3
179	179	167	+7%	South America	179	182	-2%
241	253	242	—	Asia-Pacific	248	251	-1%
22	23	27	-19%	CIS	23	24	-4%

2,387	2,340	2,377	—	Total production	2,378	2,281	+4%

477	455	393	+21%	Includes equity and non-consolidated affiliates	444	359	+24%

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09	Liquids production by region (kb/d)	2010	2009	2009

265	251	306	-13%	Europe	269	295	-9%
614	617	648	-5%	Africa	616	632	-3%
310	313	304	+2%	Middle East	308	307	—
30	29	30	—	North America	30	20	+50%
83	72	68	+22%	South America	76	80	-5%
22	30	31	-29%	Asia-Pacific	28	33	-15%
13	13	17	-24%	CIS	13	14	-7%

1,337	1,325	1,404	-5%	Total production	1,340	1,381	-3%

318	304	276	+15%	Includes equity and non-consolidated affiliates	300	286	+5%

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09	Gas production by region (Mcf/d)	2010	2009	2009

1,676	1,464	1,736	-3%	Europe	1,690	1,734	-3%
739	758	681	+9%	Africa	712	599	+19%
1,253	1,207	1,050	+19%	Middle East	1,185	724	+64%
214	203	53	x4	North America	199	22	x9
533	593	546	-2%	South America	569	564	+1%
1,226	1,249	1,196	+3%	Asia-Pacific	1,237	1,228	+1%
51	55	58	-12%	CIS	56	52	+8%

5,692	5,529	5,320	+7%	Total production	5,648	4,923	+15%

857	820	635	+35%	Includes equity and non-consolidated affiliates	781	395	+98%

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09	Liquefied natural gas	2010	2009	2009

3.12	3.39	2.35	+33%	LNG sales* (Mt)	12.32	8.83	+40%

*	Sales, Group share, excluding tradin ; 1 Mt/y = approx. 133 Mcf/d ; 2010 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2010 SEC coefficient.
● Downstream

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09	Refined products sales by region (kb/d)*	2010	2009	2009

1,968	1,920	2,046	-4%	Europe	1,929	2,053	-6%
295	286	295	—	Africa	292	281	+4%
95	102	145	-34%	Americas	115	165	-30%
165	161	158	+4%	Rest of world	159	142	+12%
2,523	2,469	2,644	-5%	Total consolidated sales	2,495	2,641	-6%
1,307	1,300	921	+42%	Trading	1,281	975	+31%

3,830	3,769	3,565	+7%	Total refined product sales	3,776	3,616	+4%

*	Includes share of CEPSA and, starting October 2010, TotalERG.

Investments — Divestments

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09	in millions of euros	2010	2009	2009

3,454	2,982	3,307	+4%	Investments excluding acquisitions*	11,930	12,260	-3%

462	160	256	+80%	• Capitalized exploration	1,042	865	+20%

(315)	151	159	na	• Net investments in equity affiliates and non-consolidated companies	117	594	-80%

970	1,023	112	x9	Acquisitions	3,515	743	x5

4,424	4,005	3,419	+29%	Investments including acquisitions*	15,445	13,003	+19%

742	987	821	-10%	Asset sales	3,452	2,663	+30%

3,682	3,018	2,580	+43%	Net investments**	11,957	10,268	+16%

*	Includes net investments in equity affiliates and non-consolidated companies.

**	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies — asset sales + net financing for employees related to stock purchase plans.
Net-debt-to-equity ratio

in millions of euros	12/31/2010	9/30/2010	12/31/2009

Current borrowings	9,653	10,201	6,994

Net current financial assets	(1,046)	(1,351)	(188)

Non-current financial debt	20,783	21,566	19,437

Hedging instruments of non-current debt	(1,870)	(1,760)	(1,025)

Cash and cash equivalents	(14,489)	(18,247)	(11,662)

Net debt	13,031	10,409	13,556

Shareholders’ equity	60,414	57,583	52,552

Estimated dividend payable*	(2,553)	(1,273)	(2,546)

Minority interests	857	838	987

Equity	58,718	57,148	50,993

Net-debt-to-equity ratio	22.2%	18.2%	26.6%

*	Based on a 2010 dividend equal to the dividend paid in 2009 (€2.28/share), after deducting the interim dividend of €1.14 per share approved by the Board of Directors on July 29, 2010.

Return on average capital employed
●	Full year 2010

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	8,597	1,168	857

Capital employed at 12/31/2009*	37,397	15,299	6,898

Capital employed at 12/31/2010*	43,972	15,561	7,312

ROACE	21.1%	7.6%	12.1%

*	At replacement cost (excluding after-tax inventory effect).
●	Twelve months ended September 30, 2010

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	8,245	953	759

Capital employed at 9/30/2009*	35,514	13,513	6,845

Capital employed at 9/30/2010*	41,629	15,379	7,232

ROACE	21.4%	6.6%	10.8%

*	At replacement cost (excluding after-tax inventory effect).
●	Full year 2009

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	6,382	953	272

Capital employed at 12/31/2008*	32,681	13,623	7,417

Capital employed at 12/31/2009*	37,397	15,299	6,898

ROACE	18.2%	6.6%	3.8%

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS
     Chart updated around the middle of the month following the end of each quarter.

		European
		refining margins		Average liquids	Average gas
	€/ $	ERMI* ($/t) **	Brent ($/b)	price*** ($/b)	price ($/Mbtu)***
Fourth quarter 2010	1.36	32.3	86.5	83.7	5.62
Third quarter 2010	1.29	16.4	76.9	72.8	5.13
Second quarter 2010	1.27	31.2	78.2	74.8	4.82
First quarter 2010	1.38	29.5	76.4	74.2	5.06
Fourth quarter 2009	1.48	11.7	74.5	70.6	5.07
Third quarter 2009	1.43	12.0	68.1	65.1	4.89
Second quarter 2009	1.36	17.1	59.1	54.8	4.71
First quarter 2009	1.30	30.5	44.5	41.5	5.98

*	European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**	1 $/t = 0.136 $/b.

***	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.
Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	4th quarter	3rd quarter	4th quarter
(M€) (a)	2010	2010	2009

Sales	40,157	40,180	36,228
Excise taxes	(4,397)	(4,952)	(4,933)
Revenues from sales	35,760	35,228	31,295

Purchases, net of inventory variation	(23,623)	(23,918)	(20,590)
Other operating expenses	(4,749)	(4,841)	(4,684)
Exploration costs	(197)	(160)	(237)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,160)	(1,805)	(1,927)
Other income	582	540	123
Other expense	(513)	(61)	(202)

Financial interest on debt	(126)	(126)	(111)
Financial income from marketable securities & cash equivalents	43	40	16
Cost of net debt	(83)	(86)	(95)

Other financial income	118	111	177
Other financial expense	(114)	(103)	(92)

Equity in income (loss) of affiliates	515	401	384

Income taxes	(2,455)	(2,426)	(2,045)

Consolidated net income	2,081	2,880	2,107

Group share	2,030	2,827	2,065
Minority interests	51	53	42

Earnings per share (€)	0.91	1.27	0.93

Fully-diluted earnings per share (€)	0.90	1.26	0.92

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
TOTAL
(unaudited)

	4th quarter	3rd quarter	4th quarter
(M€)	2010	2010	2009

Consolidated net income	2,081	2,880	2,107

Other comprehensive income
Currency translation adjustment	762	(3,527)	615
Available for sale financial assets	(52)	4	(12)
Cash flow hedge	9	(38)	65
Share of other comprehensive income of associates, net amount	27	(200)	183
Other	(1)	(9)	1

Tax effect	(3)	13	(7)

Total other comprehensive income (net amount)	742	(3,757)	845

Comprehensive income	2,823	(877)	2,952

- Group share	2,757	(865)	2,865
- Minority interests	66	(12)	87

CONSOLIDATED STATEMENT OF INCOME
TOTAL

	Year	Year
(M€) (a)	2010	2009

Sales	159,269	131,327
Excise taxes	(18,793)	(19,174)
Revenues from sales	140,476	112,153

Purchases, net of inventory variation	(93,171)	(71,058)
Other operating expenses	(19,135)	(18,591)
Exploration costs	(864)	(698)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,421)	(6,682)
Other income	1,396	314
Other expense	(900)	(600)

Financial interest on debt	(465)	(530)
Financial income from marketable securities & cash equivalents	131	132
Cost of net debt	(334)	(398)

Other financial income	442	643
Other financial expense	(407)	(345)

Equity in income (loss) of affiliates	1,953	1,642

Income taxes	(10,228)	(7,751)

Consolidated net income	10,807	8,629

Group share	10,571	8,447
Minority interests	236	182

Earnings per share (€)	4.73	3.79

Fully-diluted earnings per share (€)	4.71	3.78

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
TOTAL

	Year	Year
(M€)	2010	2009

Consolidated net income	10,807	8,629

Other comprehensive income
Currency translation adjustment	2,231	(244)
Available for sale financial assets	(100)	38
Cash flow hedge	(80)	128
Share of other comprehensive income of associates, net amount	302	234
Other	(7)	(5)

Tax effect	28	(38)

Total other comprehensive income (net amount)	2,374	113

Comprehensive income	13,181	8,742

- Group share	12,936	8,500
- Minority interests	245	242

CONSOLIDATED BALANCE SHEET
TOTAL

		September 30,
	December 31,	2010	December 31,
(M€)	2010	(unaudited)	2009

ASSETS

Non-current assets
Intangible assets, net	8,917	9,214	7,514
Property, plant and equipment, net	54,964	54,341	51,590
Equity affiliates : Investments and loans	11,516	11,322	13,624
Other investments	4,590	4,825	1,162
Hedging instruments of non-current financial debt	1,870	1,760	1,025
Other non-current assets	3,655	3,210	3,081

Total non-current assets	85,512	84,672	77,996

Current assets
Inventories, net	15,600	14,171	13,867
Accounts receivable, net	18,159	17,435	15,719
Other current assets	7,483	8,332	8,198
Current financial assets	1,205	1,686	311
Cash and cash equivalents	14,489	18,247	11,662

Total current assets	56,936	59,871	49,757

Assets classified as held for sale	1,270	—	—

Total assets	143,718	144,543	127,753

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,874	5,872	5,871
Paid-in surplus and retained earnings	60,538	58,569	55,372
Currency translation adjustment	(2,495)	(3,286)	(5,069)
Treasury shares	(3,503)	(3,572)	(3,622)

Total shareholders’ equity — Group Share	60,414	57,583	52,552

Minority interests	857	838	987

Total shareholders’ equity	61,271	58,421	53,539

Non-current liabilities
Deferred income taxes	9,947	9,757	8,948
Employee benefits	2,171	2,125	2,040
Provisions and other non-current liabilities	9,098	8,693	9,381

Total non-current liabilities	21,216	20,575	20,369

Non-current financial debt	20,783	21,566	19,437

Current liabilities
Accounts payable	18,450	16,191	15,383
Other creditors and accrued liabilities	11,989	17,254	11,908
Current borrowings	9,653	10,201	6,994
Other current financial liabilities	159	335	123

Total current liabilities	40,251	43,981	34,408

Liabilities directly associated with the assets classified as held for sale	197	—	—

Total liabilities and shareholders’ equity	143,718	144,543	127,753

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	4th quarter	3rd quarter	4th quarter
(M€)	2010	2010	2009

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,081	2,880	2,107
Depreciation, depletion and amortization	3,338	1,912	2,061
Non-current liabilities, valuation allowances and deferred taxes	199	34	(82)
Impact of coverage of pension benefit plans	(60)	—	—
(Gains) losses on disposals of assets	(429)	(445)	(104)
Undistributed affiliates’ equity earnings	(133)	(154)	(148)
(Increase) decrease in working capital	(1,658)	649	(1,968)
Other changes, net	49	28	23

Cash flow from operating activities	3,387	4,904	1,889

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,477)	(2,913)	(3,204)
Acquisitions of subsidiaries, net of cash acquired	(6)	(856)	(4)
Investments in equity affiliates and other securities	(256)	(85)	(52)
Increase in non-current loans	(287)	(238)	(264)

Total expenditures	(5,026)	(4,092)	(3,524)
Proceeds from disposal of intangible assets and property, plant and equipment	538	873	19
Proceeds from disposal of subsidiaries, net of cash sold	—	(11)	—
Proceeds from disposal of non-current investments	204	125	802
Repayment of non-current loans	602	87	123

Total divestments	1,344	1,074	944

Cash flow used in investing activities	(3,682)	(3,018)	(2,580)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	27	3	22
- Treasury shares	—	—	19
- Minority shareholders	—	—	—
Dividends paid:
- Parent company shareholders	(2,550)	—	(2,545)
- Minority shareholders	(62)	(8)	(59)
Other transactions with minority shareholders	21	—	—
Net issuance (repayment) of non-current debt	57	1,690	1,285
Increase (decrease) in current borrowings	(1,490)	383	(109)
Increase (decrease) in current financial assets and liabilities	474	(341)	(54)
Cash flow used in financing activities	(3,523)	1,727	(1,441)

Net increase (decrease) in cash and cash equivalents	(3,818)	3,613	(2,132)
Effect of exchange rates	60	(198)	19
Cash and cash equivalents at the beginning of the period	18,247	14,832	13,775

Cash and cash equivalents at the end of the period	14,489	18,247	11,662

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL

	Year	Year
(M€)	2010	2009

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	10,807	8,629
Depreciation, depletion and amortization	9,117	7,107
Non-current liabilities, valuation allowances and deferred taxes	527	441
Impact of coverage of pension benefit plans	(60)	—
(Gains) losses on disposals of assets	(1,046)	(200)
Undistributed affiliates’ equity earnings	(470)	(378)
(Increase) decrease in working capital	(496)	(3,316)
Other changes, net	114	77

Cash flow from operating activities	18,493	12,360

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(13,812)	(11,849)
Acquisitions of subsidiaries, net of cash acquired	(862)	(160)
Investments in equity affiliates and other securities	(654)	(400)
Increase in non-current loans	(945)	(940)

Total expenditures	(16,273)	(13,349)
Proceeds from disposal of intangible assets and property, plant and equipment	1,534	138
Proceeds from disposal of subsidiaries, net of cash sold	310	—
Proceeds from disposal of non-current investments	1,608	2,525
Repayment of non-current loans	864	418

Total divestments	4,316	3,081

Cash flow used in investing activities	(11,957)	(10,268)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	41	41
- Treasury shares	49	22
- Minority shareholders	—	—
Dividends paid:
- Parent company shareholders	(5,098)	(5,086)
- Minority shareholders	(152)	(189)
Other transactions with minority shareholders	(429)	—
Net issuance (repayment) of non-current debt	3,789	5,522
Increase (decrease) in current borrowings	(731)	(3,124)
Increase (decrease) in current financial assets and liabilities	(817)	(54)
Cash flow used in financing activities	(3,348)	(2,868)

Net increase (decrease) in cash and cash equivalents	3,188	(776)
Effect of exchange rates	(361)	117
Cash and cash equivalents at the beginning of the period	11,662	12,321

Cash and cash equivalents at the end of the period	14,489	11,662

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL

				Currency
	Common shares issued		Paid-in surplus and	translation	Treasury shares		Shareholders’		Total shareholders’
(M€)	Number	Amount	retained earnings	adjustment	Number	Amount	equity Group Share	Minority Interests	equity

As of January 1,2009	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950

Net Income 2009	—	—	8,447	—	—	—	8,447	182	8,629
Other comprehensive Income	—	—	246	(193)	—	—	53	60	113
Comprehensive Income	—	—	8,693	(193)	—	—	8,500	242	8,742
Dividend	—	—	(5,086)	—	—	—	(5,086)	(189)	(5,275)
Issuance of common shares	1,414,810	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(143)	—	2,874,905	165	22	—	22
Share-based payments	—	—	106	—	—	—	106	—	106
Other operations with minority Interests	—	—	(23)	—	—	—	(23)	(24)	(47)
Share cancellation	(24,800,000)	(62)	(1,160)	—	24,800,000	1,222	—	—	—
Transactions with shareholders	(23,385,190)	(59)	(6,268)	—	27,674,905	1,387	(4,940)	(213)	(5,153)

As of December 31, 2009	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539

Net Income 2010	—	—	10,571	—	—	—	10,571	238	10,807
Other comprehensive Income	—	—	(216)	2,581	—	—	2,365	9	2,374
Comprehensive Income	—	—	10,355	2,581	—	—	12,936	245	13,181
Dividend	—	—	(5,098)	—	—	—	(5,098)	(152)	(5,250)
Issuance of common shares	1,218,047	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(70)	—	2,919,511	119	49	—	49
Share-based payments	—	—	140	—	—	—	140	—	140
Other operations with minority interests	—	—	(198)	(7)	—	—	(206)	(223)	(429)
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	1,218,047	3	(5,189)	(7)	2,919,511	119	(5,074)	(375)	(5,449)

As of December 31, 2010	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

4th quarter 2010
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,002	30,940	4,218	(3)	—	40,157
Intersegment sales	5,861	1,069	231	55	(7,216)	—
Excise taxes	—	(4,397)	—	—	—	(4,397)

Revenues from sales	10,863	27,612	4,449	52	(7,216)	35,760
Operating expenses	(4,891)	(26,577)	(4,113)	(204)	7,216	(28,569)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,465)	(1,544)	(140)	(11)	—	(3,160)

Operating income	4,507	(509)	196	(163)	—	4,031
Equity in income (loss) of affiliates and other items	640	(115)	49	14	—	588
Tax on net operating income	(2,750)	240	(47)	77	—	(2,480)

Net operating income	2,397	(384)	198	(72)	—	2,139
Net cost of net debt						(58)
Minority interests						(51)

Net income						2,030

4th quarter 2010 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	409	76	—		485
Depreciation, depletion and amortization of tangible assets and mineral interests	(188)	(1,192)	(13)	—		(1,393)

Operating income (b)	(188)	(783)	63	—		(908)
Equity in income (loss) of affiliates and other items (c)	244	(192)	(32)	4		24
Tax on net operating income	41	325	(3)	(1)		362

Net operating income (b)	97	(650)	28	3		(522)
Net cost of net debt						—
Minority interests						(4)

Net income						(526)

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	299	98	—
On net operating income	—	197	93	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	—

4th quarter 2010 (adjusted)
(M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,002	30,940	4,218	(3)	—	40,157
Intersegment sales	5,861	1,069	231	55	(7,216)	—
Excise taxes	—	(4,397)	—	—	—	(4,397)

Revenues from sales	10,863	27,612	4,449	52	(7,216)	35,760
Operating expenses	(4,891)	(26,986)	(4,189)	(204)	7,216	(29,054)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,277)	(352)	(127)	(11)	—	(1,767)

Adjusted operating Income	4,695	274	133	(163)	—	4,939
Equity in income (loss) of affiliates and other items	396	77	81	10	—	564
Tax on net operating income	(2,791)	(85)	(44)	78	—	(2,842)

Adjusted net operating income	2,300	266	170	(75)	—	2,661
Net cost of net debt						(58)
Minority interests						(47)

Ajusted net income						2,556

Adjusted fully-diluted earnings per share (€)						1.14

(a)	Except for per share amounts.

4th quarter 2010
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	3,942	757	292	35		5,026
Total divestments	771	433	23	117		1,344
Cash flow from operating activities	3,908	(955)	332	102		3,387

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

3rd quarter 2010
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,410	31,307	4,460	3	—	40,180
Intersegment sales	5,660	1,149	243	44	(7,096)	—
Excise taxes	—	(4,952)	—	—	—	(4,952)

Revenues from sales	10,070	27,504	4,703	47	(7,096)	35,228
Operating expenses	(4,562)	(27,002)	(4,308)	(143)	7,096	(28,919)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,333)	(336)	(127)	(9)	—	(1,805)

Operating income	4,175	166	268	(105)	—	4,504
Equity in income (loss) of affiliates and other items	595	101	43	149	—	888
Tax on net operating income	(2,386)	(27)	(82)	44	—	(2,451)

Net operating income	2,384	240	229	88	—	2,941
Net cost of net debt						(61)
Minority interests						(53)

Net Income						2,827

3rd quarter 2010 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	(71)	(33)	—		(104)
Depreciation, depletion and amortization of tangible assets and mineral interests	(15)	—	—	—		(15)

Operating income(b)	(15)	(71)	(33)	—		(119)
Equity in income (loss) of affiliates and other items (c)	85	25	(6)	139		243
Tax on net operating income	191	22	12	(3)		222

Net operating income(b)	261	(24)	(27)	136		346
Net cost of net debt						—
Minority interests						6

Net income						352

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	(71)	(33)	—
On net operating income	—	(24)	(30)	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	—

3rd quarter 2010 (adjusted)
(M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,410	31,307	4,460	3	—	40,180
Intersegment sales	5,660	1,149	243	44	(7,096)	—
Excise taxes	—	(4,952)	—	—	—	(4,952)

Revenues from sales	10,070	27,504	4,703	47	(7,096)	35,228
Operating expenses	(4,562)	(26,931)	(4,275)	(143)	7,096	(28,815)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,318)	(336)	(127)	(9)	—	(1,790)

Adjusted operating income	4,190	237	301	(105)	—	4,623
Equity in income (loss) of affiliates and other items	510	76	49	10	—	645
Tax on net operating income	(2,577)	(49)	(94)	47	—	(2,673)

Adjusted net operating income	2,123	264	256	(48)	—	2,595
Net cost of net debt						(61)
Minority interests						(59)

Ajusted net income						2,475

Adjusted fully-diluted earnings per share (€)						1.10

(a)	Except for per share amounts.

3rd quarter 2010
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	3,400	568	111	13		4,092
Total divestments	1,035	28	(10)	21		1,074
Cash flow from operating activities	2,831	900	215	958		4,904

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

4th quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,880	27,423	3,932	(7)	—	36,228
Intersegment sales	4,460	1,217	218	41	(5,936)	—
Excise taxes	—	(4,933)	—	—	—	(4,933)

Revenues from sales	9,340	23,707	4,150	34	(5,936)	31,295
Operating expenses	(4,299)	(23,046)	(3,912)	(190)	5,936	(25,511)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,154)	(622)	(141)	(10)	—	(1,927)

Operating income	3,887	39	97	(166)	—	3,857
Equity in income (loss) of affiliates and other items	155	(4)	44	195	—	390
Tax on net operating income	(2,188)	(1)	(20)	129	—	(2,080)

Net operating income	1,854	34	121	158	—	2,167
Net cost of net debt						(60)
Minority interests						(42)

Net income						2,065

4th quarter 2009 (adjustments) (a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	(17)	313	25	—		321
Depreciation, depletion and amortization of tangible assets and mineral interests	(4)	(285)	6	—		(283)

Operating Income(b)	(21)	28	31	—		38
Equity in income (loss) of affiliates and other items (c)	(90)	(22)	23	46		(43)
Tax on net operating income	17	(23)	(5)	(2)		(13)

Net operating income(b)	(94)	(17)	49	44		(18)
Net cost of net debt						—
Minority interests						2

Net income						(16)

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	388	61	—
On net operating income	—	259	38	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(48)

4thquarter 2009 (adjusted)
(M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,880	27,423	3,932	(7)	—	36,228
Intersegment sales	4,460	1,217	218	41	(5,936)	—
Excise taxes	—	(4,933)	—	—	—	(4,933)

Revenues from sales	9,340	23,707	4,150	34	(5,936)	31,295
Operating expenses	(4,282)	(23,359)	(3,937)	(190)	5,936	(25,832)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,150)	(337)	(147)	(10)	—	(1,644)

Adjusted operating income	3,908	11	66	(166)	—	3,819
Equity in income (loss) of affiliates and other items	245	18	21	149	—	433
Tax on net operating income	(2,205)	22	(15)	131	—	(2,067)

Adjusted net operating Income	1,948	51	72	114	—	2,185
Net cost of net debt						(60)
Minority interests						(44)

Ajusted net income						2,081

Adjusted fully-diluted earnings per share (€)						0.93

(a)	Except for per share amounts.

4th quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,429	844	225	26		3,524
Total divestments	77	48	20	799		944
Cash flow from operating activities	2,825	(1,400)	324	140		1,889

BUSINESS SEGMENT INFORMATION
TOTAL

Year 2010
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	18,527	123,245	17,490	7	—	159,269
Intersegment sales	22,540	4,693	981	186	(28,400)	—
Excise taxes	—	(18,793)	—	—	—	(18,793)

Revenues from sales	41,067	109,145	18,471	193	(28,400)	140,476
Operating expenses	(18,271)	(105,660)	(16,974)	(665)	28,400	(113,170)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,346)	(2,503)	(533)	(39)	—	(8,421)

Operating income	17,450	982	964	(511)	—	18,885
Equity in income (loss) of affiliates and other items	1,533	141	215	595	—	2,484
Tax on net operating income	(10,131)	(201)	(267)	263	—	(10,336)

Net operating Income	8,852	922	912	347	—	11,033
Net cost of net debt						(226)
Minority interests						(236)

Net Income						10,571

Year 2010 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	923	92	—		1,015
Depreciation, depletion and amortization of tangible assets and mineral interests	(203)	(1,192)	(21)	—		(1,416)

Operating income(b)	(203)	(269)	71	—		(401)
Equity in Income (loss) of affiliates and other items (c)	183	(126)	(16)	227		268
Tax on net operating income	275	149	—	(6)		418

Net operating Income(b)	255	(246)	55	221		285
Net cost of net debt						—
Minority interests						(2)

Net Income						283

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	863	130	—
On net operating income	—	640	113	—
(C) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(81)

Year 2010 (adjusted)
(M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	18,527	123,245	17,490	7	—	159,269
Intersegment sales	22,540	4,693	981	186	(28,400)	—
Excise taxes	—	(18,793)	—	—	—	(18,793)

Revenues from sales	41,067	109,145	18,471	193	(28,400)	140,476
Operating expenses	(18,271)	(106,583)	(17,066)	(665)	28,400	(114,185)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,143)	(1,311)	(512)	(39)	—	(7,005)

Adjusted operating income	17,653	1,251	893	(511)	—	19,286
Equity in income (loss) of affiliates and other items	1,350	267	231	368	—	2,216
Tax on net operating income	(10,406)	(350)	(267)	269	—	(10,754)

Adjusted net operating income	8,597	1,168	857	126	—	10,748
Net cost of net debt						(226)
Minority interests						(234)

Ajusted net income						10,288

Adjusted fully-diluted earnings per share (€)						4.58

(a)	Except for per share amounts.

Year 2010
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	13,208	2,343	641	81		16,273
Total divestments	2,067	499	347	1,403		4,316
Cash flow from operating activities	15,573	1,441	934	545		18,493

BUSINESS SEGMENT INFORMATION
TOTAL

Year 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)

Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153
Operating expenses	(14,752)	(81,281)	(14,293)	(656)	20,635	(90,347)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,420)	(1,612)	(615)	(35)	—	(6,682)

Operating income	12,858	2,237	553	(524)	—	15,124
Equity in income (loss) of affiliates and other items	846	169	(58)	697	—	1,654
Tax on net operating income	(7,486)	(633)	(92)	326	—	(7,885)

Net operating Income	6,218	1,773	403	499	—	8,893
Net cost of net debt						(264)
Minority interests						(182)

Net income						8,447

Year 2009 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	(17)	1,558	344	—		1,885
Depreciation, depletion and amortization of tangible assets and mineral interests	(4)	(347)	(40)	—		(391)

Operating income(b)	(21)	1,211	304	—		1,494
Equity in income (loss) of affiliates and other items (c)	(160)	22	(123)	(117)		(378)
Tax on net operating income	17	(413)	(50)	(3)		(449)

Net operating income(b)	(164)	820	131	(120)		667
Net cost of net debt						—
Minority interests						(4)

Net income						663

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating Income	—	1,816	389	—
On net operating income	—	1,285	254	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(300)

Year 2009 (adjusted)
(M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)

Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153
Operating expenses	(14,735)	(82,839)	(14,637)	(656)	20,635	(92,232)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,416)	(1,265)	(575)	(35)	—	(6,291)

Adjusted operating income	12,879	1,026	249	(524)	—	13,630
Equity in income (loss) of affiliates and other items	1,006	147	65	814	—	2,032
Tax on net operating income	(7,503)	(220)	(42)	329	—	(7,436)

Adjusted net operating income	6,382	953	272	619	—	8,226
Net cost of net debt						(264)
Minority interests						(178)

Ajusted net income						7,784

Adjusted fully-diluted earnings per share (€)						3.48

(a) Except for per share amounts.

Year 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	9,855	2,771	631	92		13,349
Total divestments	398	133	47	2,503		3,081
Cash flow from operating activities	10,200	1,164	1,082	(86)		12,360

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

4th quarter 2010			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	40,157	—	40,157
Excise taxes	(4,397)	—	(4,397)
Revenues from sales	35,760		35,760

Purchases net of inventory variation	(24,142)	519	(23,623)
Other operating expenses	(4,715)	(34)	(4,749)
Exploration costs	(197)	—	(197)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,767)	(1,393)	(3,160)
Other income	221	361	582
Other expense	(138)	(375)	(513)

Financial interest on debt	(126)	—	(126)
Financial income from marketable securities & cash equivalents	43	—	43
Cost of net debt	(83)	—	(83)

Other financial income	118	—	118
Other financial expense	(114)	—	(114)

Equity in income (loss) of affiliates	477	38	515

Income taxes	(2,817)	362	(2,455)

Consolidated net income	2,603	(522)	2,081
Group share	2,556	(526)	2,030
Minority interests	47	4	51

4th quarter 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	36,228	—	36,228
Excise taxes	(4,933)	—	(4,933)
Revenues from sales	31,295	—	31,295

Purchases net of inventory variation	(21,039)	449	(20,590)
Other operating expenses	(4,556)	(128)	(4,684)
Exploration costs	(237)	—	(237)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,644)	(283)	(1,927)
Other income	29	94	123
Other expense	(148)	(54)	(202)

Financial interest on debt	(111)	—	(111)
Financial income from marketable securities & cash equivalents	16	—	16
Cost of net debt	(95)	—	(95)

Other financial income	177	—	177
Other financial expense	(92)	—	(92)

Equity in income (loss) of affiliates	467	(83)	384

Income taxes	(2,032)	(13)	(2,045)

Consolidated net income	2,125	(18)	2,107
Group share	2,081	(16)	2,065
Minority interests	44	(2)	42

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL

Year 2010			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	159,269	—	159,269
Excise taxes	(18,793)	—	(18,793)
Revenues from sales	140,476	—	140,476

Purchases net of inventory variation	(94,286)	1,115	(93,171)
Other operating expenses	(19,035)	(100)	(19,135)
Exploration costs	(864)	—	(864)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,005)	(1,416)	(8,421)
Other income	524	872	1,396
Other expense	(346)	(554)	(900)

Financial interest on debt	(465)	—	(465)
Financial income from marketable securities & cash equivalents	131	—	131
Cost of net debt	(334)	—	(334)

Other financial income	442	—	442
Other financial expense	(407)	—	(407)

Equity in income (loss) of affiliates	2,003	(50)	1,953

Income taxes	(10,646)	418	(10,228)

Consolidated net income	10,522	285	10,807
Group share	10,288	283	10,571
Minority interests	234	2	236

Year 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	131,327	—	131,327
Excise taxes	(19,174)	—	(19,174)
Revenues from sales	112,153	—	112,153

Purchases net of inventory variation	(73,263)	2,205	(71,058)
Other operating expenses	(18,271)	(320)	(18,591)
Exploration costs	(698)	—	(698)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,291)	(391)	(6,682)
Other income	131	183	314
Other expense	(315)	(285)	(600)

Financial interest on debt	(530)	—	(530)
Financial income from marketable securities & cash equivalents	132	—	132
Cost of net debt	(398)	—	(398)

Other financial income	643	—	643
Other financial expense	(345)	—	(345)

Equity in income (loss) of affiliates	1,918	(276)	1,642

Income taxes	(7,302)	(449)	(7,751)

Consolidated net Income	7,962	667	8,629
Group share	7,784	663	8,447
Minority interests	178	4	182

Exhibit 99.2
RECENT DEVELOPMENTS
TOTAL Agrees to Sell its 48.83% Stake of Spanish Company CEPSA to IPIC and Initiates a Co-Operation with IPIC in Oil and Gas
On February 16, 2011, TOTAL S.A. (“TOTAL”) announced that it and IPIC have signed an agreement whereby TOTAL will sell its 48.83% share in the capital of CEPSA. This sale will take place pursuant to a public takeover bid over the entire share capital of CEPSA that IPIC has undertaken to file with the Spanish Securities Commission CNMV. IPIC will offer €28 per share of CEPSA and a dividend of €0.50 per share shall be paid to existing shareholders. TOTAL has undertaken irrevocably to tender its shares into the offer and will receive an amount of approximately €3.7 billion. The transaction is conditioned on obtaining all requisite government approvals.
IPIC, a wholly owned entity of the Government of the Emirate of Abu Dhabi, is currently a shareholder of CEPSA with a stake of 47.06%.
CEPSA is the second largest Spanish oil company with a refining capacity of 528,000 barrels per day, a network of approximately 1,750 service stations in Spain and Portugal and a hydrocarbons production of approximately 55,000 barrels per day. CEPSA also operates in Petrochemicals, Gas distribution and Power.
In this way, TOTAL pursues the implementation of its goal of reducing its exposure to European Refining.
TOAL and IPIC also signed a Memorandum of Understanding in exploration and production whereby they intend to develop projects of common interest in the upstream oil and gas sectors.
Bolivia: Production Start-up of the Itaú Field
On February 15, 2011, TOTAL announced the start-up of the Itaú gas and condensate field located on Block XX (Tarija Oeste) 400 kilometers south of the city of Santa Cruz in the Andean Cordilleras foothills. The first phase of the development came on stream on February 2nd and is designed to produce 1.5 million cubic meters of gas per day (10,000 barrels of oil equivalent per day (boe/d)), which will be processed in the facilities of the neighboring San Alberto field. Itaú gas production will mainly be exported. The Block XX joint venture has also submitted for approval to YPFB a development plan which aims at increasing Itaú’s production from 1.5 to 5 million cubic meters per day by mid-2013 (about 35,000 boe/d).
Total E&P Bolivie discovered the Itaú field in 1999. After having first conducted delineation operations between 2001 and 2003 and then supervised the first development phase of the field, Total E&P Bolivie sold on February 1, 2011, a participating interest on Block XX of 4% to YPFB Chaco and of 30% to Petrobras, to which was also transferred the operatorship. After completion of these transactions, Total E&P Bolivie will hold a 41% interest on Block XX.
New Discoveries in the Moho-Bilondo License in the Republic of the Congo
On January 25, 2011, TOTAL announced discoveries from the Bilondo Marine 2 and 3 wells (BILDM-2 and BILDM-3), drilled in a water depth of 800 meters in the central area of the Moho-Bilondo license, approximately 70 kilometers offshore the Republic of the Congo. They follow the successful exploration wells Moho Nord Marine 1 and 2 drilled in 2007.
Bilondo Marine 2 and 3 were drilled to a total depth of around 1,800 meters in the Tertiary series and flowed successfully. The Bilondo Marine 2 and 3 wells encountered a gross reservoir of 77 and 44 meters, respectively. Neither well encountered water.
The latest discoveries confirm TOTAL’s confidence that an additional development hub is emerging as a direct extension of phase 1, which is already producing in the southern part of the Moho-Bilondo license. This first phase, brought on stream in 2008, was the first ultra-deepwater field to be developed in the Republic of the Congo. The field is currently producing 90,000 barrels per day from 13 subsea wells tied into a floating production unit (FPU). The oil is exported to the onshore Djeno terminal.

1

Total E&P Congo is the operator with a 53.5% interest in the license, alongside Chevron Overseas Congo Ltd. (31.5%) and Société Nationale des Pétroles du Congo (15%).

2

Exhibit 99.3
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
     The following table shows the ratios of earnings to fixed charges for TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006.

	Years Ended December 31,
	2010	2009	2008	2007	2006
For the Group (IFRS)	29.11	21.11	20.86	14.06	13.93
     Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

1

CAPITALIZATION AND INDEBTEDNESS OF TOTAL
(Unaudited)
     The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of December 31, 2010, prepared on the basis of IFRS.

At December 31,
2010
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	3,786
Current financial debt	5,867
Current portion of financial instruments for interest rate swaps liabilities	12
Other current financial instruments — liabilities	147

Total current financial debt	9,812

Non-current financial debt	20,783
Minority interests	857
Shareholders’ equity
Common shares	5,874
Paid-in surplus and retained earnings	60,538
Currency translation adjustment	(2,495)
Treasury shares	(3,503)

Total shareholders’ equity	60,414

Total capitalization and non-current indebtedness	82,054

     As of December 31, 2010, TOTAL had an authorized share capital of 3,439,391,697 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,349,640,931 ordinary shares (including 112,487,679 treasury shares from shareholders’ equity).
     As of December 31, 2010, approximately €287 million of TOTAL’s non-current financial debt was secured and approximately €20,496 million was unsecured, and all of TOTAL’s current financial debt of €5,867 million was unsecured. As of December 31, 2010, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 5 of the Notes to TOTAL’s unaudited interim consolidated financial statements in Exhibit 99.1 to its Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 3, 2010, and Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 1, 2009. Since December 31, 2010, Total Capital and Total Capital Canada Ltd. have issued (after swaps) non-current financial debt of approximately US$1,423 million (or approximately €1,046 million using the February 17, 2011, European Central Bank reference exchange rate of €1=US$1.36) and CAN$1,591 million (or approximately €1,196 million using the February 17, 2011, European Central Bank reference exchange rate of €1=CAN$1.33), respectively.
     Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since December 31, 2010.

2

Exhibit 99.4
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Amounts in millions of euros)	2010	2009	2008	2007	2006
	(unaudited)
Net income	10,571	8,447	10,590	13,181	11,773
Income tax expenses	10,228	7,751	14,146	13,575	13,720
Minority interest	236	182	363	354	367
Equity in income of affiliates (in excess of)/ less than dividends received	(470)	(378)	(311)	(821)	(952)
Interest expensed	416	450	779	1,547	1,588
Estimate of the interest within rental expense	202	204	142	128	91
Amortization of capitalized interest	239	129	115	108	100

Total	21,422	16,785	25,824	28,072	26,687

Interest expensed	416	450	779	1,547	1,588
Capitalized interest	118	141	317	321	237
Estimate of the interest within rental expense	202	204	142	128	91
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Fixed charges	736	795	1,238	1,996	1,916

Ratio of Earnings to fixed charges	29.11	21.11	20.86	14.06	13.93